Michael McGrail

VP Product @ Nada
Austin, Texas Metropolitan Area

Contact

www.linkedin.com/in/michael-mcgrail (LinkedIn)
michaelmcgrail.wordpress.com/ (Personal)

Top Skills

Product Development
Product Management
Mobile Product Development

Certifications

Business Analytics Nanodegree
Pragmatic Marketing Certified- Level One (PMC-I)
Tech Entrepreneur Nanodegree

Honors-Awards

Team Member of the Quarter Award
Team Member of the Quarter Award

Experience

Nada Inc.

Vice President of Product
January 2023 - Present (1 year)

OwnProp

Co-founder & GM at OwnProp
June 2021 - October 2022 (1 year 5 months)

Generate passive income by investing in fractionalized commercial real estate.

Keller Williams Worldwide

Product Manager
October 2019 - June 2021 (1 year 9 months)
Austin, Texas Metropolitan Area

- Scaled KW's proprietary customer relationship management product to 50+ countries and 10k+ agents.

Keller Williams Realty, Inc.

Product Manager
October 2018 - October 2019 (1 year 1 month)
Austin, Texas Area

- Discovered, tested, and delivered a new internal compliance process resulting in a million plus home buying and selling transactions completed accurately and securely.

Sysco LABS

Product Manager, Sysco LABS
June 2017 - October 2018 (1 year 5 months)
Austin, Texas Area

- Led a cross-functional product team and launched first version of Sysco's iOS and Android mobile ordering applications resulting in thousands of digital transactions.

CAKE Corporation

Product Manager

November 2016 - June 2017 (8 months)
Austin, Texas Metropolitan Area

- Researched problems associated with accepting online orders with restaurant staff, communicated a vision for simplifying the process, and created roadmap for MVP launch.
- Company was acquired by Sysco in June 2017.

HotSchedules, Now Powered by Fourth
Product Manager
October 2011 - September 2016 (5 years)

- Defined the vision and strategy of the hiring product line and matched hundreds of thousands of job seekers with opportunities in the service industry.
- Researched and identified inefficiencies with finding service industry jobs, defined a vision for simplifying it, and launched iOS, Android, and web applications with a cross-functional team of designers and engineers.

MAXIMUS
Systems Analyst - MAXe-IE
August 2007 - October 2011 (4 years 3 months)

- Streamlined the enrollment process with a ten member team of engineers and quality assurance analysts and helped register millions of Texans in need of benefits.

Education

University of Virginia
BA, Economics and Political Science · (2003 - 2007)